SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 22, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 22, 2008 regarding “Ericsson’s Board of Directors proposes a reverse split 1:5 of the company’s shares”.

PRESS RELEASE	February 22, 2008

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 3:45pm CET on February 22, 2008.

Ericsson´s Board of Directors proposes a reverse split 1:5 of the company’s shares

Ericsson´s (NASDAQ: ERIC) Board of Directors proposes that the Annual General Meeting April 9, 2008 resolves on a reverse split 1:5, implying that five A shares and five B shares respectively will be consolidated into one A share and one B share respectively.

As a result of the rights issue in 2002, the number of shares in the company increased from approximately 8 billion shares to more than 16 billion shares. Further, the ratio between the B share and an American Depositary Share (ADS), traded on NASDAQ, was changed from 1:1 to 10:1. In connection with the reverse split, the ratio will be changed back to 1:1.

These measures are intended to increase transparency as to the pricing of the Ericsson B share and ADS respectively, and will at the same time result in a number of shares more suitable for the company. The record date for the reverse split is proposed to be June 4, 2008. The last day of trading in the company’s shares on the OMX Nordic Exchange Stockholm before the reverse split is estimated to be May 30, 2008. The first day of trading on OMX Nordic Exchange Stockholm with the consolidated shares is estimated to be June 2, 2008. The first day of trading on NASDAQ with ADSs with ratio 1:1 to the consolidated shares is estimated to be June 10, 2008.

For those shareholders who on the record date June 4, 2008 do not hold a number of A shares and B shares respectively equally divisible by five, the surplus shares will be sold at the company’s expense and the proceeds of the sale will be distributed among those shareholders around June 19, 2008.

A brochure with information on the reverse split and the B share/ADS ratio change will be available on the company’s web site as from the publication of the Notice of the Annual General Meeting.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 185 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 189 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm, London and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: February 22, 2008